SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2018

On March 28, 2018, at 2:00 p.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Pedro Oliva Marcilio de Sousa, as well as his respective alternate, were absent for justified reasons.  Board Members Newton Sergio de Souza and João Cox Neto took part in the meeting via conference call. Chief Executive Officer, Fernando Musa, officers Gustavo Valverde, Marcelo Arantes and Pedro Freitas, and Mr. Guilherme Furtado Filho, Mr. Anselmo Macedo, representative of KPMG Auditores Independentes, and Messrs. Marcos Antonio Zacarias and Charles René Lebarbenchon, members of the Company’s Fiscal Board, were also present. The Chairman of the Board of Directors presided over the meeting, and Mrs. Marcella Menezes de Souza Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: 1) Management Report, Financial Statements and Allocation of Results Regarding the Financial Year Ended on December 31, 2017: a) after presentation made by the Chief Executive Officer and the Chief Financial Officer on the Company’s performance in the year of 2017, which was preceded by due analysis and comments of the board members representing the Finance and Investment Committee, the following matters were approved: (i) the favorable statement by this Board as to the approval by the Annual General Meeting of the Management Report and the Financial Statements for the financial year ended on December 31, 2017, and the proposal of allocation of the Company’s results; (ii) the capital budget; and (iii) the technical feasibility study that allows the realization of the Company’s deferred tax asset, pursuant to CVM Ruling No. 371/02; b) authorization to call the Annual General Meeting to take place on April 30, 2018, upon publication of the respective Call Notice pursuant to law, to resolve on the matters established in items (i) and (ii) above, as well as (iii) determination of the annual and global compensation of the managers and the Fiscal Board for the year 2018, and new ratification of the annual global compensation approved at the 2017

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices:  Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2018

AGM; and (iv) election of the members of the Board of Directors and the Fiscal Board; and c) authorization to call the Extraordinary General Meeting to take place on a date and time to be timely informed, upon publication of the respective Call Notice pursuant to law, to resolve on the amendment to the Bylaws with the purpose of including provisions to improve the Company’s governance, as presented. After due analysis of the Proposals for Deliberation (“PDs”), copies and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and which shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions of the respective PDs: 2) PD.CA-BAK–04/2018 – Engagement of Independent Auditors for the Years 2018 and 2019; and 3) PD.CA-BAK–05/2018 – 2018 Long-Term Incentive Program (ILP 2018) - the 2018 ILP Program was approved pursuant to the terms and conditions set forth in the respective PD, including the list of eligible persons, the term for acquiring owned shares by participants, and the number of restricted shares to be delivered to participants as compensation for each owned share acquired, as per the reasons included in the respective PD. II) Subjects for Acknowledgement: Presentations/reports were made by the respective individuals responsible for the following matters: (a) proposal of amendment to the Company’s Bylaws with the purpose of including provisions to improve the Company’s governance; (b) Meeting of the Board of Directors held in Houston on February 27, 2018; (c) Meeting of the People and Organization Committee (CPO) held on the same date. III) Subjects of Interest to the Company: Nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary.  São Paulo, March 28, 2018.  Signed:  Newton Sergio de Souza – Chairman; Marcella Menezes de Souza Fagundes – Secretary; Carla Gouveia Barretto; Edson Chil Nobre, Ernani Filgueiras de Carvalho, Gesner José de Oliveira Filho, João Carlos Trigo de Loureiro; Luiz de

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices:  Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 28, 2018

Mendonça; Marcelo Lyrio; Marcus Vinicius de Oliveira Magalhães and João Cox Neto.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices:  Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71) 3504-7932 São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.